[Letterhead of Skadden, Arps, Slate, Meagher & Flom]

November 18, 2009

VIA EDGAR

Mr. David L. Orlic

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp.

Schedule TO-C

Filed on October 8, 2009

File No. 005-78539

Dear Mr. Orlic:

On behalf of Newcastle Investment Corp. (the “Company”), in connection with the Company’s proposed offer to purchase (the “Tender Offer”) the Company’s 9.75% Series B Cumulative Redeemable Preferred Stock, 8.05% Series C Cumulative Redeemable Preferred Stock and 8.375% Series D Cumulative Redeemable Preferred Stock (collectively, the “Preferred Stock”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), the Company’s Schedule TO-I (File No. 005-78539), including exhibits, for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have revised the Offering Circular (now the Offer to Purchase) filed with the Company’s Schedule TO-C on October 8, 2009, to reflect changes made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated October 26, 2009, as well as other changes and updates. In particular, the Company has determined not to proceed with the proposed solicitations with respect to amendments to the terms of the Preferred Stock. As a result, the Company will not be holding a special meeting of stockholders, or soliciting

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

consents from holders of Preferred Stock, to approve such amendments. In addition, the Company will limit the number of shares of Preferred Stock to be purchased in the proposed tender offer to a maximum of 2.0 million shares of the Series B Preferred Stock, 1.1 million shares of the Series C Preferred Stock and 1.5 million shares of the Series D Preferred Stock.

As we explain in more detail in Annex A hereto, the Tender Offer neither has a reasonable likelihood nor a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act, nor is the Tender Offer the first step in a series of transactions intended to have any such effects. The Company has no present plans or intentions to effect any subsequent transaction relating to the Preferred Stock. As a result, the Tender Offer is not a Rule 13e-3 transaction, and we have removed the disclosure required by Schedule 13E-3 from the Offer to Purchase.

Set forth below are the Company’s responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of the Schedule TO-I, including exhibits. All references in this letter to page numbers and captions correspond to the page numbers and captions in the revised Offer to Purchase. References throughout this letter to “we,” “us,” “our” and “the Company” are to Newcastle Investment Corp.

General

1.	Please file the Schedules TO-I and 13E-3 with your next amended filing in response to our comments. We may have further comment. Please provide us supplementally with copies of your forms of letters of transmittal and consent.

We have filed Schedule TO-I with our amended filing. Schedule 13E-3 is not applicable because Rule 13e-3 no longer applies to the modified Tender Offer as reflected in the Offer to Purchase. We have filed the form of each of our letters of transmittal as an exhibit to the Schedule TO-I. As we are no longer seeking any consents from holders of Preferred Stock, we have not provided a letter of consent.

2.	You do not appear to have provided the information required by Item 1003(c) of Regulation M-A for the persons specified in Instruction C to Schedule 13E-3. Please disclose this information, or advise.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

3.	Please provide us with your analysis as to whether the proposed amendments to the terms of your preferred stock would result in the issuance of a new security to holders who do not participate in the offer.

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

Not applicable because the Company no longer proposes to amend the terms of the Preferred Stock.

4.	In the Offering Circular, please disclose that the tender offer is a Rule 13e-3 transaction and identify the filing persons on the Schedule 13E-3.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Cover Page

5.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rules 14e-1(a) and 13e-4(a)(3).

We hereby confirm that the Tender Offer will be open for at least 20 full business days to ensure compliance with Rules 14e-1(a) and 13e-4(a)(3).

When and how will I be paid for tendered shares of Preferred Stock?, page 5

6.	You state that you will pay for tendered shares “promptly,” but go on to state that you expect the payment date to be five to ten business days after expiration. Please advise us as to how you are complying with the requirement to pay promptly under Rules 13e-4(f)(5) and 14e-1(c). Refer to Section II.D. of Release No. 34-43069 (July 24, 2000).

We will pay for tendered shares within three business days of the expiration of the Tender Offer. We have revised the disclosure accordingly. Please see pages 7 and 22.

Do I have to deliver my consent in the Consent Solicitation in order to tender…, page 11

7.	While we recognize that holders of preferred stock are highly unlikely to consent without tendering in the offer, please nevertheless make clear, if true, that holders of preferred stock may not consent without tendering in the offer.

Not applicable because the Company no longer proposes to amend the terms of the Preferred Stock.

Summary, page 15

8.	Your summary term sheet should appear on the first or second page of the document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

We have revised the document as requested. Please see page 1.

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

If the Offer to Purchase and Consent Solicitation are successful and you do not tender your shares, you will remain subject to the ownership restrictions in our Charter, page 21

9.	Please disclose the consequences to a holder if the act of not tendering causes that holder to cross the applicable ownership restriction thresholds.

We have revised the disclosure as requested. Please see page 14.

Special Factors, page 27

10.	This section must appear at the front of the disclosure document. Please relocate this disclosure accordingly. See Rule 13e-3(e)(1)(ii).

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

11.	Please describe each contact, meeting, or negotiation that took place with respect to the transaction and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. Refer to Item 1005(c) of Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Considerations in Determining the Purchase Price, page 30

12.	Please set forth the actual analyses performed by the board of directors and/or management in determining the purchase price. Your current disclosure merely states which analyses were performed, but does not provide the actual analyses.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

13.	You state that you do not believe that the completion of the transaction will result in a material change to net book value or net earnings and, accordingly, you did not take these factors into account in determining the purchase price. Please disclose how the lack of a material change in these figures as a result of the offer precludes an analysis as to whether the consideration you are offering constitutes fair value in relation to these measures.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

14.	Your board of directors does not appear to have considered whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value. Please revise your disclosure to address this factor. See Instruction 2(iv) to Item 1014.

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

15.	Please disclose how the board of directors considered the fairness of the transaction to unaffiliated holders of Preferred Stock who tender their shares and those unaffiliated holders of Preferred Stock who do not tender their shares.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Fairness, page 31

16.	We note your statement that the board approved the offer to purchase and consent solicitation as fair. Please revise to specifically state whether the board on behalf of the issuer and any other filing person believes that the Rule 13e-3 transaction is fair with respect to each group of unaffiliated holders of Preferred Stock: those who tender their shares in the offer and those who continue to hold their shares. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Release No. 34-17719 (April 13, 1981).

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

17.	Please revise to more clearly and consistently articulate whether the going private transaction is both substantively and procedurally fair. Refer to Item 1014(a) of Regulation M-A and Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

18.	State the benefits and detriments of the transaction to your company, its affiliates and unaffiliated security holders, quantified to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

19.	Describe any provision you have made in connection with the transaction to grant unaffiliated security holders access to your corporate files or to obtain counsel at your expense. If none, so state. See Item 1004(e) of Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

20.	Disclose with greater specificity why, after thorough consideration, the board of directors rejected the alternatives of repurchasing some of your CDO debt obligations at discounted prices or making new investments. Also, briefly describe these alternatives. See Item 1013(b) or Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

21.	Please revise to describe how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Security Ownership, page 45

22.	Please revise to include the information required by Item 1005(a) and (e) of Regulation M-A, or advise us.

The information required by Item 1005(a) of Regulation M-A is not applicable because Rule 13e-3 no longer applies to the Tender Offer. We have included the information required by Item 1005(e) of Regulation M-A under Item 5 of the Schedule TO-I.

23.	Please disclose whether the investment fund affiliated with your manager intends to participate in the offer and the reasons for the intended action, or advise. See Item 1004(b) and 1012(d) of Regulation M-A.

The Company does not know whether the investment fund affiliated with our manager intends to participate in the Tender Offer. The investment manager of the fund has informed the Company that it has not made a decision as to whether it will participate in the Tender Offer, and we do not have any right to require such fund to inform us of its intentions with respect to the Tender Offer. We have revised the disclosure accordingly. Please see page 26.

24.	Footnote 1 to your beneficial ownership table provides the address of each of your executive officers and directors as in the care of Fortress Investment Group LLC. Please revise the table to include any shares beneficially owned by Fortress, or advise us. Please tell us in greater detail the relationship of this entity to your company. We may have further comment upon review of your response.

The business and affairs of the Company are managed under the direction of its board of directors. The Company’s board of directors is compromised of six directors, two of which are employees of Fortress Investment Group LLC (“Fortress”). As the Company discloses in each of its periodic reports and annual proxy statements, the Company is party to a management agreement with FIG LLC, which is an affiliate of Fortress. Pursuant to the terms of the management agreement, FIG LLC manages the Company’s daily operations and provides it with office space and personnel.

Fortress beneficially owns, through its indirect subsidiaries Fortress Operating Entity I LP (“FOE I”) and Fortress Operating Entity II LP (“FOE II”), the following shares of the Company’s common stock: 1,025,729 shares of common held by FOE II and 1,686,447 shares of common stock issuable upon the exercise of options held by FOE I. Based on

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

52,905,335 shares of common stock outstanding as of November 4, 2009 as disclosed in the Company’s most recent Quarterly Report on Form 10-Q, Fortress beneficially owns 4.97% of the Company’s common stock. As a result, we believe that the beneficial ownership table is not required to include the shares of common stock beneficially owned by Fortress.

Subsequent Repurchases of Shares of Preferred Stock, page 47

25.	Please revise to address how you will comply with Rule 13e-4(f)(6) and Rule 13e-3(a)(3)(i)(A).

We have revised the disclosure as requested. Please see page 28.

Expenses, page 48

26.	You state that you may employ a variety methods to solicit consents. Please be advised that all written soliciting materials, including any scripts to be used in soliciting consents over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Not applicable because the Company no longer proposes to amend the terms of the Preferred Stock.

Series D Preferred Stock, page 50

27.	You appear to have made an underwritten public offering of the Series D Preferred Stock within the past three years. If true, disclose the information required by Item 1002(e) of Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

Certain Federal Income Tax Considerations, page 62

28.	State the tax effects of the transaction on the company and its affiliates. See Item 1013(d) of Regulation M-A.

Not applicable because Rule 13e-3 no longer applies to the Tender Offer.

*        *        *

Mr. David L. Orlic

Securities and Exchange Commission

November 18, 2009

As requested, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 687-5396 should you require further information.

Very truly yours,

/s/ Jonathan Friedman

Jonathan Friedman

cc:	Securities and Exchange Commission

Peggy Kim

Newcastle Investment Corp

Randal A. Nardone

Cameron MacDougall

Skadden, Arps, Slate, Meagher & Flom LLP

Joseph A. Coco

Annex A

The Tender Offer does not constitute a “Rule 13e-3 transaction,” as defined in Rule 13e-3 of the Exchange Act (“Rule 13e-3”), because it neither has a reasonable likelihood nor a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

Paragraph (a)(3)(ii)(A) of Rule 13e-3

As of November 12, 2009, there were 60, 43 and 46 holders of record of the Series B, C and D Preferred Stock, respectively. Because each series of Preferred Stock is already held of record by less than 300 persons, the Tender Offer will not cause any of the series of Preferred Stock to become eligible for termination of registration under Rule 12g-4 or cause the reporting obligations with respect to such series to become eligible for suspension under Rule 12h-3 or Section 15(d) of the Exchange Act.

Paragraph (a)(3)(ii)(B) of Rule 13e-3

All three series of Preferred Stock are listed on the New York Stock Exchange (the “NYSE”). The Company intends to maintain such listing after completion of the Tender Offer, and has structured the Tender Offer so that it is not likely to result in delisting of any Preferred Stock. The NYSE indicates that it will give consideration to suspension and delisting of a preferred stock if (i) the aggregate market value of publicly-held shares is less than $2 million or (ii) the number of publicly-held shares is less than 100,000. Pursuant to the terms of the Tender Offer, the Company will not purchase more than 2.0 million shares of the Series B Preferred Stock, 1.1 million shares of the Series C Preferred Stock or 1.5 million shares of the Series D Preferred Stock. As a result, after the consummation of the Tender Offer, at least 500,000 shares of each series of Preferred Stock will remain outstanding.

It is highly unlikely that the aggregate market value of any series of Preferred Stock will fall below $2.0 million after the Tender Offer. The terms of the outstanding shares of Preferred Stock will remain unchanged, including the preferential right to cumulative dividends each quarter. Consequently, although the Company cannot predict future share price movements, and it is possible that market prices may decline, the Company expects that the market prices of shares of the Preferred Stock will remain generally consistent with their recent trading prices. As of November 16, 2009, the closing prices for the Series B, C and D Preferred Stock were $8.39, $7.59 and $7.64, respectively. Even if the maximum number of shares are purchased in the Tender Offer, these market prices would imply aggregate market values of $4.195 million, $3.795 million and $3.820 million, respectively, each far in excess of the NYSE requirement. In addition, historical trading prices for the Preferred Stock make it unlikely that the aggregate market value of any series of Preferred Stock will fall below $2.0 million The average closing price of a share of each series of the Preferred Stock over each of the 30, 60 and 90 day periods ended on November 9, 2009 is presented below.

	30 Days	60 Days	90 Days
Series B Preferred Stock	$7.14	$6.51	$5.49
Series C Preferred Stock	$6.71	$6.45	$5.28
Series D Preferred Stock	$6.80	$6.51	$5.13

Based on the foregoing, the Company believes there is not a reasonable likelihood that the Tender Offer will result in the delisting of any series of Preferred Stock from the NYSE. Therefore, the Tender Offer will not cause the effect referred to in Rule 13e-3(a)(3)(ii)(B) of the Exchange Act.